UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: for the month of June 2025
Commission File Number: 001-41912
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Ferrovial SE
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE is filing this current report on Form 6-K to report (i) transactions carried out by
Ferrovial SE under the repurchase program of its shares between April 28, 2025 and May 30,
2025 and (ii) the termination of its current share repurchase program.
Attached to this current report on Form 6-K are:
1. a press release dated May 7, 2025 as Exhibit 99.1
2. a press release dated May 13, 2025 as Exhibit 99.2
3. a press release dated May 20, 2025 as Exhibit 99.3
4. a press release dated June 2, 2025 as Exhibit 99.4
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated May 7, 2025
99.2	Press Release issued by Ferrovial SE dated May 13, 2025.
99.3	Press Release issued by Ferrovial SE dated May 20, 2025.
99.4	Press Release issued by Ferrovial SE dated June 2, 2025.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date:June 2, 2025
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer